Exhibit 99.1

ASX ANNOUNCEMENT

8 August 2018

Genetic Technologies Secures A$20 Million

Equity Placement Facility

Melbourne, Australia, 8 August 2018: Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE, “Company”), a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms, is pleased to announce that it has entered into a A$20 million Equity Placement Facility (the “Facility”) with the Kentgrove Capital Growth Fund (“Kentgrove Capital”), an investment fund managed by Kentgrove Capital Pty Ltd, a Melbourne-based investment management firm, to strengthen the Company’s funding position.

Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Proceeds from the Facility will be used for general working capital purposes and to fund the Company’s activities as it seeks to:

•                  commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGenplus breast cancer risk assessment test and a colon cancer risk assessment test;

•                  progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and

•                  explore and capitalise on Blockchain opportunities in the medical and biotech industries.

Drawdowns under the Facility occur based on terms set by the Company, including the timing, drawdown amount and minimum issue price.

Commenting on the Facility, Genetic Technologies’ Chairman, Dr Paul Kasian said: “We are delighted to have signed the A$20 million Facility with Kentgrove Capital. Subject to the terms outlined below, the Facility will assist the Company with its ongoing funding requirements as it seeks to develop a range of risk prediction tests that are designed to assist in the early detection of cancer and help physicians improve patient outcomes. Blockchain technology presents a unique opportunity for the Company to further contribute to the advancement of cancer research.”

Key terms of the Equity Placement Facility

1.              Facility amount of up to A$20,000,000.

2.              Maturity date 7 April 2020 (20 months from date of execution).

3.              Genetic Technologies may undertake multiple placements under the Facility, up to the maturity date.

4.              For each new placement, Genetic Technologies determines the time period of the placement, the maximum amount of the placement (up to A$1 million, or an amount equal to the total

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328
Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia
Phone +61 3 8412 7000 • Fax +61 3 8412 7040

number of collateral shares (defined below) on issue multiplied by the minimum issue price, or a higher amount by mutual agreement) and the minimum issue price.

5.              For each new placement, shares are issued at a 4.5% discount to a volume weighted average price (VWAP) of the shares traded by Kentgrove Capital over the period of the placement, but cannot be less than the minimum issue price determined by Genetic Technologies.

6.              The issuance of shares under the Facility is required to be in compliance with ASX Listing Rule 7.1. Initial drawdowns under the Facility may be made within the Company’s current placement capacity. Shareholder approval in relation to the balance of the Facility may be sought at a General Meeting as required.

7.              The provision of funding by Kentgrove Capital under the Facility is subject to a number of conditions, including that the market price be no lower than the minimum issue price set by Genetic Technologies, and other conditions customarily included in facilities of this nature.

8.              An upfront establishment fee satisfied by the issue to Kentgrove Capital of 8,833,100 shares and 12,500,000 3-year options with an exercise price per option of $0.0153.

9.              100,000,000 collateral shares will be issued to Kentgrove Capital on execution as security for the Facility. Upon termination or expiration of the Facility, any outstanding collateral shares will be, at the Company’s election, sold by Kentgrove Capital and the proceeds returned to the Company (less a discount of 4.5%) or bought back by the Company for a nominal figure.

10.       Either the Company or Kentgrove Capital may terminate the Facility, by giving 14 days’ notice, other than during the first 90 days of the Facility during which it may only be terminated with cause, in accordance with the termination provisions as defined within the Facility.

11.       Kentgrove Capital has given an undertaking to the Company that it will not, during the 3 months following the execution of the Facility, exercise the establishment options or dispose of the establishment fee shares.

Further details regarding the Facility will be provided in the prospectus required to be lodged by the Company in conjunction with the Facility

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Director & Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.  For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

About Kentgrove Capital

Kentgrove Capital is an Australian based investment management firm with an objective of generating strong returns for investors over the medium and long term. Kentgrove Capital invests in equities across all industries with a primary strategy to invest in companies they consider to be significantly undervalued and have high growth potential.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.